Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

CELLEBRITE DI LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENT

AS OF JUNE 30, 2025

UNAUDITED

Cellebrite DI Ltd. and its Subsidiaries

INTERIM CONSOLIDATED BALANCE SHEETS (Unaudited)

(U.S Dollars in thousands, except share and per share data)

	June 30,	December 31,
	2025	2024

Assets
Current assets
Cash and cash equivalents	$179,223	$191,659
Short-term deposits	146,053	153,746
Marketable securities	146,908	101,818
Trade receivables (net of allowance for credit losses of $574 and $594 as of June 30, 2025 and December 31, 2024, respectively)	93,127	82,358
Prepaid expenses and other current assets	23,489	23,246
Contract acquisition costs	7,772	5,827
Inventories	9,537	8,939
Total current assets	606,109	567,593

Non-current assets
Other non-current assets	6,687	7,682
Marketable securities	85,661	36,601
Deferred tax assets, net	12,586	11,072
Property and equipment, net	19,962	16,995
Operating lease right-of-use assets, net	17,464	10,604
Intangible assets, net	10,242	11,306
Goodwill	28,714	28,714
Total non-current assets	181,316	122,974
Total assets	$787,425	$690,567

Liabilities and Shareholders’ equity

Current Liabilities
Trade payables	$10,587	$11,077
Other accounts payable and accrued expenses	67,969	63,330
Deferred revenues	227,177	216,970
Operating lease liabilities	4,236	4,125
Total current liabilities	309,969	295,502

Long-term liabilities
Other long-term liabilities	6,852	6,954
Deferred revenues	44,096	45,247
Operating lease liabilities	18,095	6,844
Total long-term liabilities	69,043	59,045

Total liabilities	$379,012	$354,547

Shareholders’ equity
Share capital, NIS 0.00001 par value; 3,454,112,863 shares authorized, 244,510,882 and 234,566,473 shares issued and 244,469,106 and 234,524,697 shares outstanding as of June 30, 2025 and December 31, 2024, respectively	*)	*)
Additional paid-in capital	533,847	498,883
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive income	2,639	2,086
Accumulated deficit	(127,988)	(164,864)

Total shareholders’ equity	408,413	336,020

Total liabilities and shareholders’ equity	$787,425	$690,567

*)	Less than 1 USD

Cellebrite DI Ltd. and its Subsidiaries

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)

(U.S Dollars in thousands, except share and per share data)

	For the six months ended
	June 30,
	2025	2024

Revenue:
Subscription services	$157,502	$127,841
Term-license	41,288	36,749
Other non-recurring	7,703	7,054
Professional services	14,332	13,652
Total revenue	220,825	185,296

Cost of revenue:
Subscription services	16,954	12,197
Other non-recurring	6,499	7,920
Professional services	11,714	9,408
Total cost of revenue	35,167	29,525

Gross profit	$185,658	$155,771

Operating expenses:
Research and development	55,888	46,890
Sales and marketing	77,453	64,379
General and administrative	25,632	22,768
Total operating expenses	158,973	134,037

Operating income	$26,685	$21,734
Financial income (expense), net	13,434	(113,078)
Income (loss) before tax	40,119	(91,344)
Tax expense	3,243	3,839
Net income (loss)	$36,876	$(95,183)

Income (loss) per share
Basic	$0.15	$(0.48)
Diluted	$0.15	$(0.48)

Weighted average shares outstanding
Basic	238,811,210	197,840,662
Diluted	249,410,357	197,840,662

Net income (loss)	$36,876	$(95,183)

Change in foreign currency translation adjustment	(1,707)	1,370

Change in unrealized (losses) gains on marketable securities:
Unrealized gains (losses) arising during the period	103	(320)

Net change (net of tax effect of $35 and $98)	103	(320)

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) arising during the period	2,857	(652)
Less -reclassification adjustment for net losses realized and included in net income	(700)	(198)

Net change (net of tax effect of $(294) and $116)	2,157	(850)

Total other comprehensive income	553	200

Comprehensive income (loss)	$37,429	$(94,983)

Cellebrite DI Ltd. and its Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY) (Unaudited)

(U.S Dollars in thousands, except share and per share data)

	Six months ended June 30, 2025
	Ordinary Shares Amount	Share Capital		Additional paid in capital	Treasury Share	Other comprehensive income	(Accumulated deficit) retained earnings	Total

Balance as of December 31, 2024	234,524,697	*	)	$498,883	$(85)	$2,086	$(164,864)	$336,020
Exercise of share option, vested RSUs, PSUs and ESPP	6,440,131	*	)	17,377	—	—	—	17,377
Share-based compensation expense	—	—		17,587	—	—	—	17,587
Issuance of Price Adjustment Shares	3,504,278	*	)	—	—	—	—	—
Other comprehensive income	—	—		—	—	553	—	553
Net income	—	—		—	—	—	36,876	36,876
Balance as of June 30, 2025	244,469,106	*	)	$533,847	$(85)	$2,639	$(127,988)	$408,413

	Six months ended June 30, 2024
	Ordinary Shares Amount	Share Capital		Additional paid in capital	Treasury Share	Other comprehensive income	(Accumulated deficit) retained earnings	Total

Balance as of December 31, 2023	203,230,928	*	)	$(84,896)	$(85)	$1,050	$118,143	$34,212
Exercise of share option, vested RSUs, PSUs and ESPP	4,403,102	*	)	8,361	—	—	—	8,361
Share-based compensation expense	—	—		12,251	—	—	—	12,251
Other comprehensive income	—	—		—	—	200	—	200
Net loss	—	—		—	—	—	(95,183)	(95,183)
Balance as of June 30, 2024	207,634,030	*	)	$(64,284)	$(85)	$1,250	$22,960	$(40,159)

*)	Less than 1 USD

Cellebrite DI Ltd. and its Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

(U.S Dollars in thousands, except share and per share data)

	For the six months ended
	June 30,
	2025	2024

Cash flow from operating activities:

Net income (loss)	$36,876	$(95,183)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	17,587	12,251
Amortization of premium, discount and accrued interest on marketable securities	(1,725)	(1,302)
Depreciation and amortization	5,223	5,256
Interest income from short-term deposits	(4,683)	(5,470)
Deferred income taxes	(1,773)	(1,568)
Remeasurement of Warrant liability	—	39,393
Remeasurement of Restricted Sponsor Shares liability	—	27,983
Remeasurement of Price Adjustment Shares liability	—	53,043
(Increase) decrease in trade receivables	(9,210)	6,021
Increase (decrease) in deferred revenue	3,302	(15,055)
Decrease (increase) in other non-current assets	995	(883)
Decrease in prepaid expenses and other current assets	2,732	2,752
Changes in Operating lease right-of-use assets	2,226	2,641
Changes in Operating lease liabilities	(1,711)	(2,542)
(Increase) decrease in inventories	(534)	1,151
Decrease in trade payables	(1,212)	(1,591)
Increase (decrease) in other accounts payable and accrued expenses	5,470	(3,320)
(Decrease) increase in other long-term liabilities	(102)	977
Net cash provided by operating activities	53,461	24,554

Cash flows from investing activities:

Purchases of property and equipment	(5,947)	(3,568)
Purchase of intangible assets	—	(904)
Investment in marketable securities	(183,146)	(99,282)
Proceeds from maturities of marketable securities	59,623	35,436
Proceeds from sales of marketable securities	31,166	—
Investment in short-term deposits	(84,000)	(122,000)
Redemption of short-term deposits	96,377	75,459
Net cash used in investing activities	(85,927)	(114,859)

Cash flows from financing activities:

Exercise of options to shares	15,117	6,887
Proceeds from Employee Share Purchase Plan	2,329	1,506
Net cash provided by financing activities	17,446	8,393

Net decrease in cash and cash equivalents	(15,020)	(81,912)
Net effect of currency translation on cash and cash equivalents	2,584	(649)
Cash and cash equivalents at beginning of period	191,659	189,517
Cash and cash equivalents at end of period	$179,223	$106,956

Supplemental cash flow information:
Income taxes (received) paid	$(8,073)	$2,557
Non-cash activities
Operating lease liabilities arising from obtaining right-of-use assets	$13,141	$215

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Note 1. General

Cellebrite DI Ltd. (the “Company”), an Israeli company, was incorporated on April 13, 1999 as a private company, and began its operations in July 1999. The Company, which established its leadership in digital forensics suite of solutions, now offers customers an end-to-end AI powered Digital Investigation Platform. The Company’s Digital Investigation Platform allows public and private sector customers around the world to collect, review, analyze, and manage digital data across the investigative lifecycle to advance legally sanctioned investigations. The Company’s largest shareholder is SUNCORPORATION, a public company traded in the Japanese market (see also Note 13).

On April 8, 2021, the Company entered into a Business Combination Agreement and Plan of Merger (the “Merger Agreement”) with TWC Tech Holdings II Corp. (“TWC”), a special purpose acquisition company publicly listed company in Nasdaq and Cupcake Merger Sub, Inc., a new wholly-owned subsidiary of Cellebrite (the “Merger Sub”) in the USA. On August 30, 2021, the Merger was consummated. Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time, Merger Sub merged with and into TWC, the separate corporate existence of Merger Sub ceased and TWC became the surviving corporation and a wholly-owned subsidiary of the Company (the “Merger”). The security holders of TWC became security holders of the Company. In December 2023, TWC was dissolved.

Note 2. Summary of Significant Accounting Policies

A.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments necessary for a fair presentation.

The balance sheet as of December 31, 2024 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2024. Results for the six months ended June 30, 2025 are not necessarily indicative of results that may be expected for the year ending December 31, 2025.

The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2024 have been applied consistently in these unaudited interim condensed consolidated financial statements.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Warrant liability

In 2024, the Company redeemed all outstanding warrants. Upon redemption, 9,666,667 Private Warrants yielded 3,306,000 ordinary shares and 19,999,449 Public Warrants yielded 6,803,085 ordinary shares.

In the six months ended June 30, 2024, the Company recorded a remeasurement expense on warrant liabilities totaling $39,393, comprising $26,399 for the Public Warrants and $12,994 for the Private Warrants.

As of December 31, 2024, the Company had no remaining warrants outstanding.

Restricted Sponsor Shares liability and Price Adjustment Shares liability

The Company issued 7,500,000 restricted ordinary shares (the “Restricted Sponsor Shares”) to TWC Tech Holdings II, LLC, structured to vest in three tranches of 3,000,000, 3,000,000, and 1,500,000 shares upon the Company’s Ordinary Share price reaching $12.50, $15.00, and $30.00, respectively, during the period between the closing date of the business combination and the five year anniversary of such closing date (the “Price Adjustment Period”). Additionally, up to 15,000,000 ordinary shares (the “Price Adjustment Shares”) were allocated to pre-merger shareholders, vesting in three tranches of 5,000,000 shares each at price thresholds of $12.50, $15.00, and $17.50 per share. During the six months ended December 31, 2024, following the achievement of the $12.50, $15.00 and $17.50 thresholds, the Company issued an aggregate of 15,000,000 ordinary shares to holders of Price Adjustment Shares and released 6,000,000 Restricted Sponsor Shares. Upon meeting the second trigger event, the Company concluded that the remaining Restricted Sponsor Shares and Price Adjustment Shares were no longer required to be classified as a liability under ASC 815-40. As such, the Company reclassified the Restricted Sponsor Shares and Price Adjustment Shares from liability to equity.

In the six months ended June 30 2024, the Company recorded a remeasurement expense on Restricted Sponsor Shares and Price Adjustment Shares liabilities totaling $81,026, comprising $27,983 for the Restricted Sponsor Shares, and $53,043 for the Price Adjustment Shares.

As of June 30, 2025, only the final tranche of 1,500,000 Restricted Sponsor Shares remains unvested, pending the achievement of the $30.00 share price target.

B.	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods and accompanying notes. Actual results could differ from those estimates.

Significant items subject to such estimates and assumptions include, but are not limited to, the allocation of transaction price among various performance obligation, the fair value of acquired intangible assets and goodwill in a business combination, share-based compensation, unrecognized tax benefits, marketable securities, fair value measurement of Restricted Sponsor Shares liability, Price Adjustment Shares liability and warrant liabilities.

C.	Fair value measurements

The Company accounts for fair value in accordance with ASC 820, “Fair Value Measurements and Disclosures”. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a three-tier hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

●	Level 3: Unobservable inputs for the asset or liability used to measure fair value that are supported by little or no market activity and that are significant to the fair value of the asset or liability at measurement date.

The carrying value of trade receivables and payables and the Company’s cash and cash equivalents and short-term deposits, approximates fair value due to the short time to expected payment or receipt of cash.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

D.	Revenue recognition

The Company’s revenues are comprised of four main categories: (a) Subscription Services, including support services (updates, upgrades and technical support) on term-based agreements and SaaS subscriptions; (b) Term Licenses; (c) other non-recurring; and (d) professional services.

The Company recognizes revenue pursuant to the five-step framework contained in ASC 606, Revenue from Contracts with Customers: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies the performance obligations.

The Company sells its products to its customers either directly or indirectly through distribution channels all of whom are considered end users.

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for these goods or services.

The Company determines that it has a contract with a customer when each party’s rights regarding the products or services to be transferred can be identified, the payment terms for the services can be identified, it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer, and the contract has commercial substance.

Performance obligations promised in a contract are identified based on the products and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the products or services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the products and services is separately identifiable from other promises in the contract.

The Company primary sells term-based license agreements, The agreements provide customers with the right to use the software for a fixed term typically ranging from one to three years. The Company concluded that the software license is distinct as the customer can benefit from the software on its own.

Subscription revenues are derived from maintenance, support and SaaS subscriptions, which are considered distinct performance obligations. Maintenance and support revenues include unspecified software updates and upgrades released when and if available as well as software support and technical customer support. A portion of the Company’s maintenance revenue corresponds with the perpetual licenses which corresponds with how the Company once engaged with customers.

Other non-recurring revenue is primarily derived from hardware sold mainly in conjunction with new software licenses.

Professional services revenue primarily consist of distinct training, advanced services and implementation services. The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring products or delivery of services to the customer. Payment terms generally are 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing for short term periods, the Company has determined that the contracts generally do not include a significant financing component. The Company also applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (e.g., sales tax and other indirect taxes). The Company generally does not offer right of return to its contracts.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation based on the relative standalone selling price (“SSP”) for each performance obligation. The Company uses judgment in determining the SSP for its products and services. The Company typically assesses the SSP for its products and services on a periodic basis or when facts and circumstances change. To determine SSP, the Company maximizes the use of observable standalone sales and observable data, where available. In instances where performance obligations do not have observable standalone sales, the Company utilizes available information that may include the entity specific factors such as assessment of historical data of bundled sales of software licenses with other promised goods and services, and pricing strategies to estimate the price the Company would charge if the products and services were sold separately.

The Company satisfies performance obligations either over time or at a point in time depending on the nature of the underlying promise. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer. Revenues related to the license for proprietary software are recognized when the control over the license is provided to the customer and the license term begins. Subscription revenue are recognized ratably over the service period. Revenues related to other professional services are recognized as services are performed, using the method that best depicts the transfer of services to the customer. Revenues related to hardware are generally recognized upon delivery.

E.	Concentrations of credit risk

Financial instruments that potentially expose the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, trade receivables and other receivables.

The majority of the Company’s cash and cash equivalents are invested in deposits mainly in dollars with major international banks. Generally, these cash and cash equivalents and short-term investment may be redeemed upon demand. Management believes that the financial institutions that hold the Company’s and its subsidiaries’ cash and cash equivalents are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these assets.

The Company’s trade receivables are geographically diversified and derived from sales to customers all over the world. The Company mitigates its credit risks by performing an ongoing credit evaluations of its customers’ financial conditions. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, additional guarantees or advance payments.

The Company’s marketable securities consist of investments in government, corporate and government sponsored enterprises debentures. The Company’s investment policy, approved by the Company’s Board of Directors, limits the amount that the Company may invest in any one type of investment, or issuer, thereby reducing credit risk concentrations.

The Company enters into foreign currency forward and option contracts intended to protect cash flows resulting from scheduled payments such as payroll and rent related expenses against the volatility in value of forecasted non-dollar currency. The derivative instruments hedge a portion of the Company’s non-dollar currency exposure.

F.	Recently issued accounting pronouncements

Recently issued accounting pronouncements not yet adopted:

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Note 3. Business combination

Pending Acquisition of Corellium:

In June 2025, the Company entered into a definitive agreement to acquire 100% of the shares of Corellium, Inc. (“Corellium”), a U.S.-based provider of Arm hypervisor virtualization technology used in secure software development across mobile, automotive, and IoT applications. The purchase price for the acquisition is $170,000 in cash (with $20,000 converted into equity at closing) and an additional $30,000 in cash for the achievement of certain post-closing performance milestones over the next two years, subject to customary closing conditions, including the receipt of regulatory approvals. The acquisition is expected to close in the third quarter of 2025. Upon closing, Corellium will become wholly owned by Cellebrite.

Note 4. Marketable securities

Marketable securities consisted of the following:

	As of June 30, 2025
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(Unaudited)
Corporate bond	$83,335	$144	$(24)	$83,455
Agency bond	57,546	23	(43)	57,526
Treasury bills	24,846	—	(14)	24,832
US Government bond	66,622	142	(8)	66,756
Total	$232,349	$309	$(89)	$232,569

	As of December 31, 2024
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate bond	$50,543	$73	$(6)	$50,610
Agency bond	60,575	121	(59)	60,637
Treasury bills	972	—	(3)	969
US Government bond	26,177	48	(22)	26,203
Total	$138,267	$242	$(90)	$138,419

As of June 30, 2025 and December 31, 2024, no continuous unrealized losses for twelve months or greater were identified.

The following table summarizes the Company’s marketable securities by contractual maturities:

	June 30, 2025	December 31, 2024
	(Unaudited)
Due in 1 year or less	$146,908	$101,818
Due in 1 year through 2 years	85,661	36,601
Total	$232,569	$138,419

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Note 5. Derivative Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates.

ASC 815, “Derivatives and Hedging” (“ASC 815”), requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, an entity must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Gains and losses on derivatives instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), are recorded in other comprehensive income and reclassified into statement of comprehensive income (loss) in the same accounting period in which the designated forecasted transaction or hedged item affects earnings.

The Company entered into option and forward contracts to hedge a portion of anticipated New Israeli Shekel (“NIS”) payroll and benefit payments. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured at fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income and reclassified as Cost of revenues and Operating expenses, at the time that the hedged income/expense is recorded.

	Net Notional amount		Fair value
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
	(Unaudited)		(Unaudited)
Option contracts to hedge payroll
expenses NIS	$34,352	$24,580	$2,130	$346
Forward contracts to hedge payroll
expenses NIS	11,267	3,495	824	96
	$45,619	$28,075	$2,954	$442

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of June 30, 2025, the Company expects to reclassify all of its unrealized gains and losses from other comprehensive income to earnings during the next twelve months. The fair value of the Company’s outstanding derivative instruments on June 30, 2025 and December 31, 2024 is summarized below:

		Fair value of derivative instruments
		June 30,	December 31,
		2025	2024
	Balance Sheet line item	(Unaudited)
Derivative assets and liabilities:
Foreign exchange option contracts	Prepaid expenses and other current assets	$2,217	$457
Foreign exchange forward contracts	Prepaid expenses and other current assets	824	96
Foreign exchange option contracts	Other account payable	$(87)	$(111)

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

The effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the six months ended June 30, 2025 and 2024, is summarized below:

	Amount of gain (loss) recognized in other comprehensive income on derivative, net of tax
	Six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Derivatives in foreign exchange cash flow hedging relationships:
Forward contracts	$727	$—
Option contracts	2,130	(652)
	$2,857	$(652)

Derivatives in foreign exchange cash flow hedging relationships for the six months ended June 30, 2025 and 2024, is summarized below:

		Amount of gain reclassified from other comprehensive income into expenses, net of tax
		Six months ended June 30,
		2025	2024
	Statements of income line	(Unaudited)	(Unaudited)
Option contracts to hedge payroll	Cost of revenues and operating expenses	$(614)	$(198)
Forward contracts to hedge payroll	Cost of revenues and operating expenses	(86)	—
		$(700)	$(198)

Note 6. Leases

The Company entered into operating leases primarily for offices. The leases have remaining lease terms of up to 11.5 years, some of which may include options to extend the leases for up to an additional 1 year.

The components of operating lease costs were as follows:

	Six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Operating lease cost	$2,678	$2,782
Short-term lease cost	145	93
Variable lease cost	147	166
Total net lease costs	$2,970	$3,041

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Supplemental balance sheet information related to operating leases is as follows:

	June 30,	December 31,
	2025	2024
	(Unaudited)
Operating lease ROU assets	$17,464	$10,604
Operating lease liabilities, current	$4,236	$4,125
Operating lease liabilities, long-term	$18,095	$6,844
Weighted average remaining lease term (in years)	8.42	5.11
Weighted average discount rate	4.21%	3.01%

Minimum lease payments for the Company’s ROU assets over the remaining lease periods as of June 30, 2025, are as follows:

Operating Leases
2025	$2,533
2026	3,276
2027	2,961
2028	2,561
2029 and thereafter	17,265

Total undiscounted lease payments	28,596
Less: imputed interest	(6,265)

Present value of lease liabilities	$22,331

Note 7. Commitments and contingent liabilities

From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company would accrue a liability for the estimated loss. As of June 30, 2025 and December 31, 2024, the Company is not involved in any material claims or legal proceedings which require accrual of liability for the estimated loss.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Note 8. Shareholders’ equity

a.	Ordinary Shares

As of June 30, 2025 and December 31, 2024, the Company was authorized to issue 3,454,112,863 ordinary shares, par value NIS 0.00001 per share. The voting, dividend and liquidation rights of the holders of the Company’s ordinary shares are subject to and qualified by the rights, powers and preferences of the holders of the preferred shares as set forth below.

Ordinary Shares confer upon its holders the following rights:

i.	The right to participate and vote in the Company’s general meetings. Each ordinary share will entitle its holder, when attending and participating in the voting to one vote;

ii.	Dividends or distribution shall be paid or be made to the holders of ordinary shares and shall be in an amount equal the product of the dividend or distribution payable or made on each ordinary share determined as if all preferred shares had been converted into ordinary shares and the number of ordinary shares issuable upon conversion of such preferred share, in each case calculated on the record date for determination of holders entitled to receive such dividend or distribution; and

iii.	The right to a share in the distribution of the Company’s excess assets upon liquidation pro rata to the par value of the shares held by such holder.

b.	Option Plan and RSUs:

On August 5, 2021, the Company adopted the 2021 Share Inventive Plan (the “2021 Share Incentive Plan”). The 2021 Share Incentive Plan provides for the grant of share options (including incentive share options and non-qualified share options), ordinary shares, RSUs, PSUs, and other share-based awards.

A summary of the status of options under the 2021 Shares Incentive Plan as of June 30, 2025 and changes during the relevant period ended on that date is presented below:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
	(Unaudited)
Outstanding at December 31, 2024	10,472,033	$4.93	6.23	179,030
Exercised	4,440,875	3.40
Forfeited	176,547	7.29
Outstanding at June 30, 2025	5,854,611	$6.02	6.36	58,459
Exercisable at June 30, 2025	3,940,323	$5.01	5.94	43,323

The weighted average fair values at grant date of options granted for the six months ended June 30, 2024 were $5.50 per share. No options were granted in the six months ended June 30, 2025.

A summary of the status of RSUs and PSUs under the 2021 Share Incentive Plan as of June 30, 2025 and changes during the relevant period ended on that date is presented below:

	Number of RSUs and PSUs	Weighted - average fair value
	(Unaudited)
Unvested at December 31, 2024	7,289,971	$7.99
Granted	1,452,642	22.73
Vested	1,839,952	8.19
Forfeited	519,065	8.52
Unvested at June 30, 2025	6,383,596	$11.24

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

The weighted average fair value at grant date of RSUs and PSUs granted for the six months ended June 30, 2025 and 2024 was $22.73 and $9.64, respectively.

c.	2021 Employee Share Purchase Plan:

On August 5, 2021, the Company adopted the 2021 Employee Share Purchase Plan (the “ESPP”).

As of June 30, 2025, the aggregate number of ordinary shares that may be issued pursuant to rights granted under the ESPP is 1,585,659 Shares. In addition, on the first day of each calendar year beginning on January 1, 2023 and ending on and including January 1, 2033, the number of Shares available for issuance under the ESPP shall be increased by that number of shares equal to the lesser of (a) 1.0% of the ordinary shares outstanding on the last day of the immediately preceding calendar year, as determined on a fully diluted basis, and (b) such smaller number of shares as may be determined by the Company’s Board of Directors. If any right granted under the ESPP shall for any reason terminate without having been exercised, the shares not purchased under such right shall again become available for issuance under the ESPP.

d.	The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the six months ended June 30, 2025 and 2024, was comprised as follows:

	Six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Cost of revenues	$1,577	$1,093
Research and development	4,532	3,071
Sales and marketing	6,438	4,391
General and administrative	5,040	3,696
	$17,587	$12,251

As of June 30, 2025, there were unrecognized compensation costs of $68,882, which are expected to be recognized over a weighted average period of approximately 2.8 years.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Note 9. Net earnings (loss) per share

The following table sets forth the computation of basic earnings and losses per share:

	Six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Numerator:
Net Income (loss)	$36,876	$(95,183)
Basic net income attributable to Restricted sponsor shares	228	—
Basic net income (loss) attributable to Ordinary Shareholders	36,648	(95,183)

Denominator:
Weighted average number of Ordinary Shares used in computing basic net earnings (loss) per share	238,811,210	197,840,662
Basic net earnings (loss) per share of Ordinary Shareholders	$0.15	$(0.48)
Weighted average number of Ordinary Shares used in computing diluted net earnings (loss) per share	249,410,357	197,840,662
Diluted net earnings (loss) per share of Ordinary Shareholders	$0.15	$(0.48)

The number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 10,599,147 and 12,776,024 for the six months ended June 30, 2025 and 2024, respectively.

Note 10. Fair value measurements

The following table presents information about the Company’s assets and liabilities fair value at June 30, 2025 and December 31, 2024, and indicates the fair value hierarchy of the valuation inputs that the Company utilized to determine such fair value:

	As of June 30, 2025
	Fair value measurements using input type
	Level 1	Level 2	Total
Assets:
Cash equivalents:
Money market funds	$101,182	$—	$101,182
Commercial deposits	—	7,854	7,854
Marketable securities:
Corporate and Agency bonds	—	140,981	140,981
Treasury bills	—	24,832	24,832
US Government bonds	—	66,756	66,756
Foreign currency derivative contracts	—	3,041	3,041

Total financial assets	$101,182	$243,464	$344,646

Liabilities:
Foreign currency derivative contracts	—	(87)	(87)

Total financial liabilities	$—	$(87)	$(87)

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

	As of December 31, 2024
	Fair value measurements using input type
	Level 1	Level 2	Total
Assets:
Cash equivalents:
Money market funds	$138,221	$—	$138,221
Commercial deposits	—	502	502
Marketable securities:
Corporate and Agency bonds	—	111,247	111,247
Treasury bills	—	969	969
US Government bonds	—	26,203	26,203
Foreign currency derivative contracts	—	553	553

Total financial assets	$138,221	$139,474	$277,695

Liabilities:
Foreign currency derivative contracts	—	(111)	(111)

Total financial liabilities	$—	$(111)	$(111)

Note 11. Revenues

Disaggregation of Revenues

The following table provides information about disaggregated revenue by geographical areas

	Six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Americas	$117,777	$97,368
EMEA	75,882	65,096
APAC	27,166	22,832
Total	$220,825	$185,296

Contract Balances

Receivables are recorded when the right to consideration becomes unconditional. Unbilled receivables represent the Company’s unconditional right to consideration not yet invoiced while billed receivables include invoiced amounts.

Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date. The non-current portion of the deferred revenue balance is recognized as revenue following the 12-month period after the balance sheet date. Of the $262,217 and $242,823 of deferred revenue as of December 31, 2024 and 2023, respectively, the Company recognized $140,962 and $122,089 as revenue during the six months ended June 30, 2025 and 2024, respectively.

The change in contract balances is consistent with the increase in the overall operation of the Company.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Remaining Performance Obligations

The Company’s remaining performance obligations are comprised of product and services revenue not yet delivered. As of June 30, 2025 and December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations was $344,924 and $343,557 respectively, which consists of both billed consideration in the amount of $271,273 and $262,217, respectively, and unbilled consideration in the amount of $73,651 and $81,340 respectively, that the Company expects to recognize as revenue. As of June 30, 2025, the Company expects to recognize the majority of its remaining performance obligations as revenue in the next 12 months.

Note 12. Financial income (expense), net

	Six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Financial income:
Interest on deposits and investments	$11,196	$8,349
Foreign currency translation differences	1,672	245
Other	1,136	7

Financial expenses:
Remeasurement of liability instruments	—	(120,419)
Bank charges	(85)	(72)
Changes in exchange rates	(405)	(1,167)
Other	(80)	(21)
	$13,434	$(113,078)

Note 13. Transactions and Balances with Related Parties

SUNCORPORATION, the Company’s primary shareholder is also a reseller of the Company in the Japanese market.

a. Transactions with SUNCORPORATION

	Six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues	$2,888	$2,454

b. Balances with SUNCORPORATION

	June 30, 2025	December 31, 2024
	(Unaudited)
Trade Receivables	$257	$897

Note 14. Segment Information

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its chief executive officer. The CODM reviews financial information presented on a consolidated basis. The CODM uses consolidated net income to assess financial performance and allocate resources.

There is no expense or asset information that is supplemental to those disclosed in these interim consolidated financial statements, which are regularly provided to the CODM. The allocation of resources and assessment of the performance of the operating segment is based on consolidated net income, as shown in the Company’s interim consolidated statements of operations. The CODM considers the operations in the annual forecasting process and reviews actual results when making decisions about allocating resources. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the interim consolidated financial statements.

Note 15. Subsequent events

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted. OBBBA amends U.S. tax law including provisions related to bonus depreciation, research and development and foreign derived intangible income. The Company is currently evaluating the impact of the OBBBA on its condensed consolidated financial statements.